UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of September 2024

Commission File No.: 001-41083

TELESAT CORPORATION
(Name of Registrant)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	A copy of the registrant’s material change report dated September 24, 2024
99.2*	Loan Agreement dated September 13, 2024 among Telesat LEO Inc., certain guarantors party thereto, and 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation
99.3*	Loan Agreement dated September 13, 2024 among Telesat LEO Inc., certain guarantors party thereto, and Investissement Québec

*	Portion of this exhibit (indicated by brackets [ ]) have been omitted for confidential treatment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CORPORATION

Date: September 24, 2024	By:	/s/ CHRISTOPHER S. DIFRANCESCO
		Name:	Christopher S. DiFrancesco
		Title:	Vice President, General Counsel and Secretary

2